UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 7, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited are set out below:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Cai Hong Ping	(Independent non-executive Director)

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

Director / Committee	Audit and Risk Management Committee	Nomination and Remuneration Committee (Note)	Planning and Development Committee	Aviation Safety and Environment Committee
Liu Shaoyong		chairman (Note)
Ma Xulun				chairman
Li Yangmin			chairman	member
Gu Jiadan
Tang Bing			member
Tian Liuwen
Li Ruoshan	chairman			member
Ma Weihua		member
Shao Ruiqing	member		member
Cai Hong Ping		member

Note:	When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Ma Weihua.

Shanghai, the People’s Republic of China

6 February 2018